UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON FEBRUARY 23rd, 2022

DATE, TIME AND PLACE: February 23rd, 2022, at 09.00 a.m., by videoconference.

PRESENCE: Messrs. Walmir Kesseli, Jarbas T. Barsanti Ribeiro and Josino de Almeida Fonseca, regular members of the Company’s Fiscal Council (“CF”) attended the meeting. Mr. Jaques Horn, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) Presentation on the Tax, Regulatory, Civel and Labour contingencies; (2) Evaluation on the Management’s Report and the Financial Statements of the Company, related to the fiscal year ended on December 31st, 2021; (3) Evaluation on the Management's Proposal for the allocation of the results related to the fiscal year of 2021 and distribution of dividends by the Company; and (4) Presentation of Ernst & Young Auditores Independentes S/S (“EY”) on the Financial Statements related to the fiscal year ended on December 31st, 2021.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Presentation on the Tax, Regulatory, Civel and Labour contingencies.

Initially, it is registered the presence of Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Gustavo Baptista Alves, Ronaldo Estevão, Carlos Eduardo Franco, Sylvia Figueiredo, Érika Khalili and Betina Calenda presented, respectively, the data referring to the Company's tax, regulatory, civil and labour contingencies.

After the clarifications, the CF members thanked the information provided.

(2) Evaluation on the Management’s Report and the Financial Statements of the Company, related to the fiscal year ended on December 31st, 2021.

Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area, presented the information about the Company's Financial Statements for the fiscal year ended on December 31st, 2021, duly audited by Ernst & Young Auditores Independentes S/S ("EY").

After such presentation and the clarifications provided, the CF, unanimously, opined favorably on the approval of the Company's individual and consolidated Financial Statements for the fiscal year ended on December 31st, 2021, which will be submitted to the Company's Annual Shareholders’ Meeting.

(3) Evaluation on the Management’s proposal for the allocation of the results related to the fiscal year of 2021 and distribution of dividends by the Company.

The Company's Fiscal Council, in the exercise of their legal and statutory attributions, having examined the management's proposal ("Proposal") for allocation of the results related to the fiscal year ended on December 31st, 2021, unanimously, is of the opinion that the Proposal is in conditions to be submitted for resolution by the Company's Annual Shareholders' Meeting.

Regarding the Management Proposal for the distribution of dividends, it was informed that the net income for the fiscal year 2021 was the amount of R$2,957,173,992.98 (two billion, nine hundred and fifty-seven million, one hundred and seventy-three thousand, nine hundred and ninety-two reais and ninety-eight cents) as provided for in the Bylaws, and as mandatory minimum dividends a percentage of 25% (twenty-five percent) of the adjusted net income for the fiscal year 2021 will be distributed, representing the gross amount of R$660,352,927.05 (six hundred and sixty million, three hundred and fifty-two thousand, nine hundred and twenty-seven reais and five cents). The total interest on shareholders’

2

equity and dividends approved during the year of 2021 was the amount of R$1,047,500,000.00 (one billion, forty-seven million and five hundred thousand reais), as follows: (i) the amount of R$660,352,927.05 (six hundred and sixty million, three hundred and fifty-two thousand, nine hundred and twenty-seven reais and five cents) approved and paid, as interest on shareholders’ equity, is imputed to the amount of the mandatory minimum dividend; and (ii) the remaining amount of R$387,147,072.95 (three hundred and eighty-seven million, one hundred and forty-seven thousand, seventy-two reais and ninety-five cents) was distributed as interest on shareholders’ equity in the form of dividends in addition to the mandatory minimum dividend provided for in the Company's Bylaws.

After providing the requested clarifications, the CF unanimously opined favorably on the approval of the referred proposal, to be submitted to the Company's Annual Shareholders’ Meeting.

(4) Presentation of Ernst & Young Auditores Independentes S/S (“EY”) on the Financial Statements related to the fiscal year ended on December 31st, 2021.

Initially, it is registered the presence of Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Fernando Magalhães and Giuseppe Grimaldi, representatives of EY, presented the summary of the audit work on the Financial Statements for the fiscal year ended on December 31st, 2021 and highlighted, as relevant points, that: (i) the scope of the financial statements audit work covered the Company's individual and consolidated statements, including the quarterly reviews; (ii) the verification of internal controls and communication on significant deficiencies was performed; (iii) no record of fraud or illegal acts was found; and (iv) the annual audit report was prepared already in the new format approved by the regulations.

As informed, the representation letter will be delivered to the Company.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

3

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 23rd, 2022

JAQUES HORN

Secretary

4

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2021.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2021 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 23rd, 2022, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2021 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 23rd, 2022.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer